Exhibit 99.1

News release

Special meeting of MEG shareholders to vote on Cenovus transaction postponed to Thursday, October 30, 2025

Calgary, Alberta (October 21, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that the special meeting of holders of common shares of MEG Energy Corp. (“MEG”) related to Cenovus’s proposed acquisition of MEG has been postponed, pursuant to Cenovus exercising its contractual postponement right, from October 22, 2025, to October 30, 2025. The deadline for submitting proxies has been extended to October 29, 2025, at 9:00 a.m. (Calgary Time).

At the time of the postponement, approximately 63% of the MEG common shares represented by proxy or expected to be voted in person at the meeting are FOR the approval of the transaction, or over 75% excluding Strathcona Resources Ltd., which is assumed to have voted against. The transaction is conditional upon, among other things, the approval by MEG shareholders holding at least 66⅔% of the MEG shares represented in person or by proxy at the meeting.

Cenovus would like to reiterate that the transaction terms represent Cenovus's best and final offer, and is the only corporate transaction currently available to MEG shareholders. Under the terms of the transaction, each MEG shareholder will have the option to elect to receive, for each MEG common share, (i) $29.50 in cash; or (ii) 1.240 Cenovus common shares, subject to rounding and pro-ration based on a maximum amount of $3.8 billion in cash and a maximum of 157.7 million Cenovus common shares. The transaction terms represent a compelling 44% premium to MEG’s unaffected 20-day volume-weighted average share price as of May 15, 2025, and offer MEG shareholders the flexibility to elect cash or Cenovus shares with the opportunity to participate in the value upside and synergy potential of the combined companies.

Cenovus encourages all MEG shareholders to vote FOR the transaction prior to the revised proxy deadline of October 29, 2025, at 9:00 a.m. (Calgary Time). MEG shareholders are also encouraged to refer to MEG’s news release issued today for further information on voting, submitting consideration elections and deadlines with respect to the new meeting date.

Advisory

Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the acquisition of MEG, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward‐looking information in this document is identified by words such as “option” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of MEG pursuant to a plan of arrangement (the “Acquisition”); the maximum amount of cash and Cenovus common shares available for MEG shareholders to elect pursuant to the Acquisition; expectations regarding the fully pro-rated consideration; and the timing of
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the special meeting of MEG shareholders; expectations regarding the MEG shares to be voted at the special meeting of MEG shareholders; and the opportunity to participate in the value upside and synergy potential of the combined companies.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: information currently available to Cenovus about itself and MEG and the businesses in which they operate; the best interests of MEG shareholders; the accuracy of analyst predictions and calculations; the completion of the Acquisition on anticipated terms and timing; the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; current voting expectations of MEG shareholders; general economic, market and business conditions; the ability and timing to integrate Cenovus’s and MEG’s respective business and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition; anticipated tax treatment of the transaction; that actions by third parties do not delay or otherwise adversely affect completion of the Acquisition; that any competing bids do not materially impact the completion of the Acquisition or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; Cenovus’s portfolio and business plan, including if the Acquisition is not completed; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; that there will be no material change to MEG’s operations prior to completion of the Acquisition; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; the interests of MEG shareholders; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; a change in the current voting expectations of MEG shareholders and/or that such expectations do not prove to be accurate; a change in the interests of MEG shareholders; the accuracy of analyst predictions and calculations; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and MEG; the impact of any competing bids or from any additional offers for MEG securities that may arise after the date hereof; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; the delay or inability to integrate Cenovus’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk

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Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information.
Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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